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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08029050

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 03 2008
Washington, DC
106

SEC FILE NUMBER
8- 66693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lambright Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 3625
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shauna Lambright (312) 739-0052
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Shauna Lambright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lambright Financial Solutions, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lambright Financial Solutions, LLC

Year Ended December 31, 2007

Financial Report

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Managers
Lambright Financial Solutions, LLC

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Lambright Financial Solutions, LLC as of December 31, 2007 and December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lambright Financial Solutions, LLC as of December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 9, 2008

Lambright Financial Solutions, LLC

Statement of Financial Condition

	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 195,691	$ 287,792
Cash segregated under federal regulations	14,719	56,512
Certificates of deposit	31,200	31,574
Cash deposits with clearing organizations	100,000	100,000
Due from broker dealers	188,161	9,818
Due from officer	-	4,578
Investment in nonaffiliated company	-	24,928
Note receivable	12,193	-
Furniture and equipment, net	40,647	47,111
Total Assets	$ 582,611	$ 562,313
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$ 14,130	$ 8,903
Due to customer	17,114	55,625
Accrued rent	25,257	17,673
Lease payable	-	1,310
Total Liabilities	56,501	83,511
Members' Equity	526,110	478,802
Total Liabilities and Members' Equity	$ 582,611	$ 562,313

The accompanying notes are an integral part of these financial statements

Lambright Financial Solutions, LLC

Statement of Income

	For the Years Ended December 31, 2007	December 31, 2006
Revenues		
Total commissions	$ 1,082,786	$ 292,841
Interest income	17,407	21,000
Other revenues	35,000	565
	1,135,193	314,406
Operating Expenses		
Compensation and benefits	351,498	319,099
Communications	270,294	34,436
Occupancy and equipment costs	79,016	47,118
Promotional costs	65,097	45,539
Interest expense	2,085	819
Regulatory fees	7,421	7,779
Consulting fees	258	76,499
Miscellaneous expenses	91,128	38,608
	866,797	569,897
Net Income	$ 268,396	$ (255,491)

The accompanying notes are an integral part of these financial statements

Lambright Financial Solutions, LLC

Statement of Changes in Members' Equity

	For the Years Ended December 31, 2007	December 31, 2006
Balance beginning of year	$ 478,802	$ 896,591
Member equity contributions	-	48,000
Member draws	(221,088)	(210,298)
Net Income (Loss)	268,396	(255,491)
Balance end of year	$ 526,110	$ 478,802

The accompanying notes are an integral part of the financial statements.

Lambright Financial Solutions, LLC

Statement of Cash Flows

	For the Years Ended December 31, 2007	For the Years Ended December 31, 2006
Operating Activities		
Net Income (Loss)	$ 268,396	$ (255,491)
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	7,180	6,158
Deferred rent adjustment	7,584	17,673
Loss on disposal of furniture	1,472	-
Changes in operating assets and liabilities:		
Cash segregated under federal regulations	41,793	(56,512)
Cash deposits with clearing organizations	-	(100,000)
Due from broker-dealers	(178,343)	(9,818)
Due from officer	4,578	(4,578)
Other current assets	-	2,500
Accounts payable	5,227	7,483
Due to customers	(38,511)	55,625
Net Cash Provided by (Used in) Operating Activities	119,376	(336,960)
Investing Activities		
Purchase of furniture and equipment	(2,188)	(30,936)
Investment in certificate of deposit	(1,335)	(31,574)
Investment in nonaffiliated company	-	(18,828)
Proceeds from the sale of investments	14,444	-
Net Cash Provided by (Used in) Investing Activities	10,921	(81,338)
Financing Activities		
Member contributions	-	48,000
Member draws	(221,088)	(210,298)
Lease payments	(1,310)	(4,089)
Net Cash Used in Financing Activities	(222,398)	(166,387)
Decrease in Cash and Cash Equivalents	(92,101)	(584,685)
Cash and Cash Equivalents at Beginning of Year	287,792	872,477
Cash and Cash Equivalents at End of Year	$ 195,691	$ 287,792

The accompanying notes are an integral part of these financial statements.

Lambright Financial Solutions, LLC

Notes To Financial Statements
December 31, 2007

Note 1 – Significant Accounting Policies

Description of Business
Lambright Financial Solutions, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in transition management and various security trading activities. The Company will continue until December 31, 2099, unless dissolved before then. As a limited liability company, the members have no personal liability for the debts of the Company or any of its losses.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. All transactions are recognized on the trade date of the underlying securities regardless of when cash is received. If cash is not received on the trade date a receivable is recorded. The Company uses the direct write-off method for uncollectible accounts receivable.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $7,180 and $6,158 for the years ended December 31, 2007 and 2006, respectively, has been computed using straight line rates of depreciation.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company does not pay income taxes. The Company paid $2,085 and $819 in interest during 2007 and 2006, respectively. The Company had one noncash transaction in 2007. Part of the proceeds from an investment sale was received in the form of a note receivable.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 – Investment in Nonaffiliated Company

The Company had obtained a 20% interest in a nonaffiliated company. The Company did not have significant influence over this investment, therefore it was accounted for under the cost method. In 2007, the company sold it's interest in the non-affiliated company for $27,604. This amount is subject to change depending on the clients retained by the non-affiliated company.

Note 3 – Furniture and Equipment

The following is a summary of furniture and equipment (at cost) less accumulated depreciation:

	2007	2006
Office furniture	$ 14,161	$ 16,020
Office equipment	30,727	28,539
Leasehold improvements	10,518	10,518
	55,406	55,077
Less: Accumulated depreciation	14,759	7,966
Total	$ 40,647	$ 47,111

Note 4 - Commitments

The Company is committed under operating leases for the rental of office space. Annual base payments under these agreement are shown below:

For The Years Ended December	
2008	$53,069
2009	49,095
2010	50,522
2011	29,957

The Company is also committed under the above lease to make monthly payments for operating expenses related to common tenant expenses. These payments will vary each year. The Company paid $27,842 in these operating costs during 2007, which is included in rental expenses.

Rental expense for 2007 and 2006 was $70,256 and $37,438 respectively.

Lambright Financial Solutions, LLC

Notes To Financial Statements
December 31, 2007

Note 5 - Subsequent Event - Sublease

In 2008, the Company amended their current lease, which allows them to sublet the current premises and adds an additional space that the Company will occupy for two months. The Company subsequently entered into an office sublease agreement. Annual sublease rental under this agreement is shown below:

For The Years Ended December	
2008	$57,060
2009	69,899
2010	71,325
2011	42,438

Note 6 - Concentrations of Credit Risk

The Company maintains cash balances with banks. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company, as of December 31, 2007 has $85,377 in excess of those insured limits.

Note 7 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2007, the Company had net capital of $462,695, which was $212,695 in excess of its required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 0.122 to 1.

Note 8 - Control Requirements

There are no amounts, as of December 31, 2007, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(i) and thus is exempt from the provisions of Rule 15c3-3.

Lambright Financial Solutions, LLC

Notes To Financial Statements
December 31, 2007

Note 9 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2007 unaudited Focus report and this report. The net effect on net capital was a decrease of $15,304.

Net capital as reported on the unaudited Focus report of December 31, 2007	$	477,999
Decrease in ownership equity as a result of post Focus accrual adjustments		(39,460)
Decrease in nonallowable assets as a result of post Focus accrual adjustments		24,078
Decrease in haircuts on securities		78
Net Capital as Audited	$	462,695

Lambright Financial Solutions, LLC

Computation of Net Capital Pursuant to Rule 15c3-1(f)
For the Year Ended December 31, 2007

Net Capital		
Members' equity	$	526,110
Less: Nonallowable assets		62,797
Early withdrawal penalty on certificate of deposit		540
Net capital before haircuts on security position		462,773
Haircuts on securities		(78)
Net capital	$	462,695
Aggregate Indebtedness	$	56,501
Net capital required based on aggregate indebtedness	$	3,766
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	212,695
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	457,045
Percentage of Aggregate Indebtedness to Net Capital		12.2%

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Managers of
Lambright Financial Solutions, LLC

In planning and performing our audit of the financial statements of Lambright Financial Solutions, LLC, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Managers of
Lambright Financial Solutions, LLC
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties and related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 9, 2008

END